EXHIBIT 12
Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings To Fixed Charges

		For the Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Earnings (loss) from continuing operations before provision (benefit) for income taxes	$348.5	$176.1	$(21.6)	$(9.0)	$(19.3)
Add:
Fixed Charges	86.8	64.7	59.5	44.0	44.4
Amortization of capitalized interest	—	—	—	—	—

Total earnings from continuing operations before provision (benefit) for income taxes	$435.3	$240.8	$37.9	$35.0	$25.1

Fixed Charges:
Interest expense	$64.1	$42.2	$42.8	$34.8	$36.1
Portion of rental expense representative of interest	22.7	22.5	16.7	9.2	8.3

	86.8	64.7	59.5	44.0	44.4
Capitalized interest	0.3	0.7	—	—	—

Total Fixed Charges	$87.1	$65.4	$59.5	$44.0	$44.4

Ratio of Earnings to Fixed Charges	5.00	3.68	0.64	0.80	0.57

Footnote:

(a)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2004, 2003, and 2002. The deficiencies for those periods were $21.6 million, $9.0 million, and $19.3 million, respectively.